UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SolarCity Corporation

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

83416T100

(CUSIP Number)

Draper Fisher Jurvetson

2882 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Associates, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 177,612 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 177,612 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,612 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Fund X, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,304,188 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,304,188 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,188 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Partners X, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 39,848 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 39,848 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,848 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0005%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Associates Riskmasters Fund, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 160,396 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 160,396 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,396 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .002%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Associates Riskmasters Fund III, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 61,375 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 61,375 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,375 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .0008%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Fund IX, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 8,267,464 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 8,267,464 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,267,464 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Partners IX, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 224,041 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 224,041 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,041 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Growth Fund 2006, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 5,613,176 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 5,613,176 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,613,176 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Draper Fisher Jurvetson Partners Growth Fund 2006, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 453,810 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 453,810 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,810 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS John H. N. Fisher
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 16,124,298 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 16,124,298 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,124,298 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Includes shares owned directly by Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Fund X, L.P., Draper Fisher Jurvetson Partners X, LLC, Draper Fisher Jurvetson Partners IX, LLC, Draper Fisher Jurvetson Growth Fund 2006, L.P. and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Timothy C. Draper
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 10,234,924 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 10,234,924 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,234,924 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Includes shares owned directly by Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Fund X, L.P., Draper Fisher Jurvetson Partners X, LLC, Draper Fisher Jurvetson Partners IX, LLC, Draper Associates, L.P., Draper Associates Riskmasters Fund, LLC and Draper Associates Riskmasters Fund III LLC.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Stephen T. Jurvetson
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 10,057,312 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 10,057,312 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,057,312 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Includes shares owned directly by Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Fund X, L.P., Draper Fisher Jurvetson Partners X, LLC and Draper Fisher Jurvetson Partners IX, LLC.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Barry M. Schuler
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 6,066,986 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 6,066,986 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,066,986 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Includes shares owned directly by Draper Fisher Jurvetson Growth Fund 2006, L.P. and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC.

CUSIP No. 83416T100	13D	Page of Pages

(1)	NAMES OF REPORTING PERSONS Mark W. Bailey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 6,066,986 shares*
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 6,066,986 shares*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,066,986 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 73,132,221 shares of common stock, par value $0.0001 per share, outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering. Includes shares owned directly by Draper Fisher Jurvetson Growth Fund 2006, L.P. and Draper Fisher Jurvetson Partners Growth Fund 2006, LLC.

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.0001 per share (the “Common Stock”), of SolarCity Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3055 Clearview Way, San Mateo, California 94402.

Item 2.	Identity and Background

(a)	This Statement is filed by:

(i)	Draper Associates, L.P., a California limited partnership;

(ii)	Draper Associates Riskmasters Fund, LLC, a Delaware limited liability company;

(iii)	Draper Associates Riskmasters Fund III, LLC, a California limited liability company;

(iv)	Draper Fisher Jurvetson Fund IX, L.P., a Cayman Islands exempted limited partnership;

(v)	Draper Fisher Jurvetson Fund X, L.P., a Cayman Islands exempted limited partnership;

(vi)	Draper Fisher Jurvetson Growth Fund 2006, L.P., a Cayman Islands exempted limited partnership;

(vii)	Draper Fisher Jurvetson Fund IX, LLC, a California limited liability company;

(viii)	Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, a California limited liability company;

(ix)	Draper Fisher Jurvetson Partners X, LLC, a California limited liability company (collectively with the entities listed in (a)(i) through (viii) herein, the “DFJ Entities”)’

(x)	John H.N. Fisher, Timothy C. Draper, Stephen T. Jurvetson, Barry M. Schuler and Mark Bailey as managing directors of the one or more of the funds listed in items (i) through (ix) above (collectively, the “DFJ Managing Directors”). The DFJ Entities and the DFJ Managing Directors are collectively, the “Reporting Persons”.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of DFJ Entities is investing in securities.

The principal business of Draper Associates, Inc. is acting as the general partner of Draper Associates, L.P.

The principal occupation of each of the DFJ Managing Directors is acting as managing directors of the DFJ Entities.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Each of DFJ Managing Directors is a citizen of the United States of America. Entities Draper Fisher Jurvetson Fund IX, L.P., Draper Fisher Jurvetson Fund X, L.P. and Draper Fisher Jurvetson Growth Fund 2006, L.P. have been organized under the laws of the Cayman Islands. Entities Draper Fisher Jurvetson Partners IX, LLC, Draper Fisher Jurvetson Partners X, LLC, Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, Draper Associates, L.P., and Draper Associates Riskmasters Fund III, LLC have been organized under the laws of the State of California. Entity Draper Associates Riskmasters Fund, LLC has been organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by each of the Reporting Persons using its respective capital. 14,801,910 of the shares of Common Stock held by the Reporting Persons were purchased in private transactions prior to the Issuer’s initial public offering. 1,500,000 of the shares of Common Stock were purchased by the Reporting Persons from the underwriters in connection with the Issuer’s initial public offering at a price of $8.00 per share for an aggregate purchase price of $12,000,000 as set forth on Schedule A attached.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. John H.N. Fisher is a member of the board of directors of the Issuer.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right (i) to formulate other plans and proposals; (ii) to take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by them in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 16,301,910 shares, constituting 22.3% of the 73,132,221 shares of Common Stock outstanding as of December 18, 2012, the closing date of the Issuer’s initial public offering subject to a Registration Statement on Form S-1 filed on October 5, 2012 as amended.

Each of the DFJ Managing Directors shares power to direct the voting and disposition of the shares of Common Stock beneficially owned by the DFJ Entities as described below; however, each of the DFJ Managing Directors disclaims beneficial ownership of the shares held by the DFJ Entities except to the extent of their individual interest therein.

Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are managing directors of the general partner entities of Draper Fisher Jurvetson Fund IX, L.P. (Fund IX) and Draper Fisher Jurvetson Fund X, L.P. (Fund X) that directly hold shares and as such they may be deemed to have shared voting and investment power with respect to such shares, provided no one individual can direct the disposition or voting of any of the shares held by such entities. Draper Fisher Jurvetson Partners IX, LLC invests lockstep alongside Fund IX. Draper Fisher Jurvetson Partners X, LLC invests lockstep alongside Fund X. Draper Associates, L.P. (DALP) invests lockstep alongside Fund IX and Fund X.

The General Partner of DALP is Draper Associates, Inc. which is controlled by its President and majority shareholder, Timothy C. Draper. Draper Associates Riskmasters Fund, LLC (DARF) and Draper Associates Riskmasters Fund III, LLC (DARFIII) invest lockstep alongside Fund IX and Fund X, instead and in place of DALP beginning June 2010. The Managing Member of DARF and DARFIII is Timothy C. Draper.

John H.N. Fisher, Barry M. Schuler and Mark W. Bailey are managing directors of the general partner entities of Draper Fisher Jurvetson Growth Fund 2006, L.P. (Growth Fund) that directly hold shares and as such they may be deemed to have shared voting and investment power with respect to such shares, provided no one individual can direct the disposition or voting of any of the shares held by such entities. Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (Growth Partners) invests lockstep alongside Growth Fund. The managing members of Growth Partners are John H.N. Fisher, Barry M. Schuler and Mark W. Bailey.

(c) Except as set forth in Schedule A, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into joint filing agreement attached as Exhibit 1.

Each of the Reporting Persons has entered into an agreement with the Issuer and the underwriters of the Issuer’s initial public offering pursuant to which the Reporting Person has agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of common stock for a period of 180 days after the date of the Issuer’s initial public offering.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

/s/ John H.N. Fisher John H. N. Fisher

/s/ Timothy C. Draper Timothy C. Draper

/s/ Stephen T. Jurvetson Stephen T. Jurvetson

/s/ Barry M. Schuler Barry M. Schuler

/s/ Mark W. Bailey Mark W. Bailey

Draper Fisher Jurvetson Fund IX, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Director

Draper Fisher Jurvetson Partners IX, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Fisher Jurvetson Fund X, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Director

Draper Fisher Jurvetson Partners X, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Associates, L.P.

By	/s/ Timothy C. Draper
Timothy C. Draper, General Partner

DFJ Growth Fund 2006, Ltd, General Partner of Draper Fisher Jurvetson Growth Fund 2006 Partners, L.P., General Partner of Draper Fisher Jurvetson Growth Fund 2006, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Director

Draper Fisher Jurvetson Partners Growth Fund 2006, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Associates Riskmasters Fund, LLC

By	/s/ Timothy C. Draper
Timothy C. Draper, Managing Member

Draper Associates Riskmasters Fund III, LLC

By	/s/ Timothy C. Draper
Timothy C. Draper, Managing Member

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Draper Fisher Jurvetson Fund X, L.P.	12/12/12	Purchase	450,000	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Fisher Jurvetson Partners X, LLC	12/12/12	Purchase	13,750	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Associates Riskmasters Fund III, LLC	12/12/12	Purchase	61,375	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Fisher Jurvetson Fund IX, L.P.	12/12/12	Purchase	705,750	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Fisher Jurvetson Partners IX, LLC	12/12/12	Purchase	19,125	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Fisher Jurvetson Growth Fund 2006, L.P.	12/12/12	Purchase	231,300	$8.00	From the underwriters in connection with the initial public offering of Issuer
Draper Fisher Jurvetson Partners Growth Fund 2006, LLC	12/12/12	Purchase	18,700	$8.00	From the underwriters in connection with the initial public offering of Issuer

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this statement on Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Dated: December 21, 2012

/s/ John H. N. Fisher John H. N. Fisher

/s/ Timothy C. Draper Timothy C. Draper

/s/ Stephen T. Jurvetson Stephen T. Jurvetson

/s/ Barry M. Schuler Barry M. Schuler

/s/ Mark W. Bailey Mark W. Bailey

Draper Fisher Jurvetson Fund IX, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Director

Draper Fisher Jurvetson Partners IX, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Fisher Jurvetson Fund X, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Director

Draper Fisher Jurvetson Partners X, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Associates, L.P.

By	/s/ Timothy C. Draper
Timothy C. Draper, General Partner

DFJ Growth Fund 2006, Ltd, General Partner of Draper Fisher Jurvetson Growth Fund 2006 Partners, L.P., General Partner of Draper Fisher Jurvetson Growth Fund 2006, L.P.

By	/s/ John H.N. Fisher
John H.N. Fisher, Director

Draper Fisher Jurvetson Partners Growth Fund 2006, LLC

By	/s/ John H.N. Fisher
John H.N. Fisher, Managing Member

Draper Associates Riskmasters Fund, LLC

By	/s/ Timothy C. Draper
Timothy C. Draper, Managing Member

Draper Associates Riskmasters Fund III, LLC

By	/s/ Timothy C. Draper
Timothy C. Draper, Managing Member